

Mail Stop 3030

April 26, 2016

Via E-mail
Matthew L. Trerotola
President and Chief Executive Officer
Colfax Corporation
420 National Business Parkway, 5th Floor
Annapolis Junction, MD 20701

> **Re: Colfax Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 001-34045**

Dear Mr. Trerotola:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 11. Executive Compensation, page 94

1.   Please revise future filings to clarify how the compensation you pay relates to your executive compensation philosophy and practices. For example, your disclosure refers to the linkage of equity awards and stock price, which you disclose incentivizes long-term success. You also disclose that the long-term incentive plan aligns the rewards of executives with the interests of stockholders. However, considering the stock price decline you note and other equity awarded to your named executive officers in 2015 and earlier, it is unclear why the 2015 Special Grants were needed to motivate and retain and how such awards were "sufficiently aligned" with stockholder interests. That is, how did your compensation committee conclude that the interests of your named executives' were aligned with shareholders as a result of the Special Grants? Given the stock price decline noted in your disclosure, it is unclear how those awards furthered an alignment of those interests. Additionally, your disclosure appears to attribute the stock price decline and inability to meet the performance criteria for previously awarded PRSUs to external factors, such as commodity price declines. Please clarify how you considered these

factors in determining the performance of your named executives. Please also clarify how the previously awarded PRSUs "tie directly to performance" given the new PRSUs awarded as part of the Special Grants. Finally, you disclose that you do not permit the re-pricing of underwater options; however, the Special Grants appear to have a similar function and purpose, but without the shareholder approval you indicate would be necessary to re-price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caleb French, Law Clerk, at (202) 551-6947 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Ronald O. Mueller
       Gibson, Dunn & Crutcher LLP